UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For December 10, 2018

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

In compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, the following information is disclosed.

A.
DEALINGS IN SECURITIES BY DIRECTORS: SHARE VESTINGS AND ON MARKET SALES

In terms of provisions of the Harmony Share Plan, performance shares and restricted shares vest after 3 years. The shares were sold from date of vesting (16 November 2018) until the date of the conclusion of the bulk sale (7 December 2018). During this period, the highest sale price was R24.74 per share and the lowest sale price R21.00 per share. The weighted average price per share is R22.88 (“Vesting Price”).

1. Name of director:	F Abbott (Financial Director)
Nature of transaction:	Off market vesting and on market sale of performance shares and restricted shares (ordinary shares)
Class of securities:	Ordinary shares
Number of performance shares vested:	736 809
Number of performance shares vested and sold on market to cover tax:	342 616

Vesting price per share:	R22.88

Proceeds for on market sale to cover tax:	R7 839 054

Number of shares retained in own name:	394 193

Number of restricted shares vested:	84 544
Number of restricted shares vested and sold on market to cover tax:	39 312

Vesting price per share:	R22.88
Proceeds for on market sale to cover tax:	R899 459
Number of shares retained in own name:	45 232

Nature and extent of directors interest:	Direct beneficial

2. Name of director:	HE Mashego (Executive Director)
Nature of transaction:	Off market vesting and on market sale of performance shares and restricted shares(ordinary shares)
Class of securities:	Ordinary shares
Number of performance shares vested and sold on market:	455 758
Vesting price per share:	R22.88

Total value of shares vested and proceeds for on market sale:	R10 427 743(pre-tax)
Number of restricted shares vested:	46 776
Vesting price per share:	R22.88

Total value of shares vested and sold on market:	R1 070 235(pre-tax)
Nature and extent of directors interest:	Direct beneficial
3. Name of company secretary:	R Bisschoff (Company Secretary)
Nature of transaction:	Off market vesting and on market sale of performance shares (ordinary shares)
Class of securities:	Ordinary shares
Number of performance shares vested:	152 972
Number of performance shares vested and sold on market to cover tax:	71 131

Vesting price per share:	R22.88

Proceeds for on market sale to cover tax:	R1 627 477

Number of shares retained in own name:	81 841

Nature and extent of directors interest:	Direct beneficial

Prior clearance was obtained in respect of the above dealings by the directors.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27 (0) 071 607 1498 (mobile)

Johannesburg, South Africa
10 December 2018

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: December 10, 2018	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director